EXHIBIT 99.1

                                          Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2016 and 2015
(Expressed in Canadian Dollars)
(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Vancouver, Canada
November 14, 2016

Exeter Resource Corporation Condensed Interim Consolidated Statements of Financial Position (Expressed in Thousands of Canadian Dollars, Except Share Data) (Unaudited)

		September 30, 2016	December 31, 2015

Assets

Current
Cash and cash equivalents	(Note 4)	$18,734	$22,308
Amounts receivable and prepaid expenses		121	132
Due from related party	(Note 8)	6	18
Other financial assets		123	26
		18,984	22,484

Property and equipment		44	59
		$19,028	$22,543

Liabilities

Current
Accounts payable and accrued liabilities		$274	$311
Due to related parties	(Note 8)	74	20
		348	331

Shareholders’ Equity

Share capital	(Note 6)	246,267	246,089
Contributed surplus		46,199	45,635
Accumulated deficit		(273,933)	(269,556)
Accumulated other comprehensive income		147	44
		18,680	22,212
		$19,028	$22,543

    Contractual Obligations                         (Note 11)

               Approved by the Directors:
“Robert Reynolds”	Director
“John Simmons”	Director

See accompanying notes to the condensed interim consolidated financial statements

Exeter Resource Corporation Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (Expressed in Thousands of Canadian Dollars, Except Share Data) (Unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2016	2015	2016	2015
Income
Interest income	$55	$69	$161	$229
Expenses
Accounting and audit	2	5	8	20
Administration salaries and consulting (Note 7)	104	198	356	629
Amortization	5	9	15	29
Directors’ fees (Note 7)	76	342	326	417
Foreign exchange (gain) loss	5	(59)	14	(63)
General and administration (Note 10)	107	123	398	359
Legal fees	7	6	31	70
Impairment on available for sale investments	-	6	-	17
Management fees (Note 7)	23	55	94	123
Mineral property expenditures (Notes 5 and 7)	784	1,085	2,802	4,717
Shareholder communications	125	104	393	313
Stock exchange listing and filing fees	-	-	101	122
	1,238	1,874	4,538	6,753
Net loss for the period	$1,183	$1,805	$4,377	$6,524
Other comprehensive (income) loss for the period
Items that may be reclassified to profit or loss:
Currency translation difference	(2)	(3)	(6)	12
Unrealized gain on available-for-sale investments	(26)	(8)	(97)	(10)
Net loss and comprehensive loss for the period	$1,155	$1,794	$4,274	$6,526

Basic and diluted loss per common share from loss for the period	$(0.01)	$(0.02)	$(0.05)	$(0.07)
Weighted average number of common shares outstanding	88,619,284	88,407,753	88,490,397	88,407,753

See accompanying notes to the condensed interim consolidated financial statements

Exeter Resource Corporation Condensed Interim Consolidated Statements of Cash Flows (Expressed in Thousands of Canadian Dollars, Except Share Data) (Unaudited)

For the nine months ended September 30,		2016	2015
Operating Activities
Net loss for the period		$(4,377)	$(6,524)
Non-cash items:
Amortization		15	29
Loss on available-for-sale investments		-	17
Share-based compensation	(Note 7)	616	825
		(3,746)	(5,653)
Changes in non-cash working capital items:
Amounts receivable and prepaid expenses		11	14
Due from related parties		12	(6)
Due to related parties		54	(47)
Accounts payable and accrued liabilities		(38)	(871)
Cash outflow from operating activities		(3,707)	(6,563)
Financing Activities
Issue of share capital for cash (Note 7)		126	-
Cash flows from financing activities		126	-
Investing Activities
Acquisition of property and equipment		-	(9)
Acquisition of available-for-sale investment		-	(50)
Cash flows from investing activities		-	(59)

Effect of foreign exchange rate change on cash		7	2

Net decrease in cash and cash equivalents		(3,574)	(6,620)
Cash and cash equivalents – beginning of the period		22,308	30,752
Cash and cash equivalents – end of the period		$18,734	$24,132

See accompanying notes to the condensed interim consolidated financial statements

Exeter Resource Corporation Condensed Interim Consolidated Statements of Changes in Equity (Expressed in Thousands of Canadian Dollars, Except Share Data) (Unaudited)

		Issued Share Capital
		Number of Shares	Amount	Contributed Surplus	Deficit		Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity

Balance - January 1, 2015		88,407,753	$246,089	$44,404	$(260,659	) $	40	$29,874
Activity during the period:
-	Share-based compensation	-	-	825	-		-	825
-	Other comprehensive income	-	-	-	-		(2)	(2)
-	Net loss for the period	-	-	-	(6,524)		-	(6,524)
Balance - September 30, 2015		88,407,753	$246,089	$45,229	$(267,183	) $	38	$24,173
Activity during the period:
-	Share-based compensation	-	-	406	-		-	406
-	Other comprehensive income	-	-	-	-		6	6
-	Net loss for the period	-	-	-	(2,373)		-	(2,373)
Balance - December 31, 2015		88,407,753	$246,089	$45,635	$(269,556	) $	44	$22,212
Activity during the period:
-	Exercise of stock options	252,500	126	-	-		-	126
-	Contributed surplus allocated on exercise of options	-	52	(52)	-		-	-
-	Share-based compensation	-	-	616	-		-	616
-	Other comprehensive income	-	-	-	-		103	103
-	Net loss for the period	-	-	-	(4,377)		-	(4,377)
Balance - September 30, 2015		88,660,253	$246,267	$46,199	$(273,933	) $	147	$18,680

See accompanying notes to the condensed interim consolidated financial statements

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the nine months ended September 30, 2016 and 2015 (tabular amounts in 000’s)

1.	Nature of Business

Exeter Resource Corporation (“Exeter” or the “Company”) is an exploration stage company incorporated under the laws of British Columbia, Canada and together with its subsidiaries, it is engaged in the acquisition and exploration of mineral properties located in the Americas.

The Company is in the process of exploring its mineral properties.  The continued operation of the Company is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of such properties, and the profitable production from or disposition of such properties.

The Company has its primary listing on the Toronto Stock Exchange and a secondary listing on the NYSE-MKT.  The Company’s head office is located at 1660 - 999 West Hastings Street, Vancouver, BC, Canada, V6C 2W2.

2.	Basis of Preparation
These condensed interim consolidated financial statements have been prepared in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), as applicable to interim financial reports including IAS 34 “Interim Financial Reporting”. The accounting policies followed by the Company are set out in Note 4 of the audited consolidated financial statements for the year ended December 31, 2015, and have been consistently followed in the preparation of these condensed interim consolidated financial statements. These condensed interim consolidated financial statements do not include all the information and note disclosure required by IFRS for annual financial statements, and therefore, should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2015.

These condensed interim consolidated financial statements were approved by the Board of Directors on November 14, 2016.

3.	Financial Instruments
The carrying amounts of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities and due to and from related parties approximate fair value due to the short term nature of these financial instruments.

Fair value measurements are categorized within the following hierarchy:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The marketable securities held by the Company are carried at fair value based on quoted prices in the active market (Level 1).

The Company has no other financial assets or liabilities measured at fair value on a recurring basis.

4.	Cash and Cash Equivalents

(in thousands)	September 30, 2016	December 31, 2015
Cash
Cash at bank	$9,084	$12,728
Investment savings accounts	9,650	9,580
Total	$18,734	$22,308

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the nine months ended September 30, 2016 and 2015 (tabular amounts in 000’s)

5.	Mineral Properties - Acquisition and Mineral Property Costs

a)	Acquisition Costs

Caspiche

By an agreement dated October 11, 2005 and subsequently amended, the Company acquired the right to review a number of properties in the Maricunga region of Chile.  Under the terms of the agreement, the Company had the right to earn a 100% interest in the properties by incurring aggregate expenditures of US$2.55 million over five years including conducting 15,500 meters (“m”) of drilling with the vendor retaining a 3% net smelter royalty (“NSR”) in the properties.

Having met the requirements to earn its interest in the properties effective February 14, 2011 the Company exercised its option and acquired the properties. The vendor retains a 3% NSR from production from the property and has the right to buy the property back by reimbursing certain of the Company’s expenditures incurred on the property if it is not put into production within 15 years of exercising the option. In addition, the Company will be required to pay a further 0.08% NSR from production pursuant to an agreement with a private entity. The Company is required to make an advance annual royalty payment of US$250,000 up until March 31, 2020 (US$1,500,000 paid to September 30, 2016) and thereafter US$1 million annually for the period March 31, 2021 to March 31, 2025 or until commencement of commercial production, should production commence prior to March 31, 2025, at which time the advance royalty will cease and the NSR will be payable.

Water agreement

In January 2014, the Company’s Chilean subsidiary, Sociedad Contractual Minera Eton Chile (“Eton”), negotiated new water exploration agreement (“Water Agreement”) terms with the Chilean subsidiary of Canadian company Atacama Pacific Gold Corporation (“Atacama Pacific”).  The new terms amend the original agreement entered into between the parties in May 2013.  The Water Agreement allows Eton to earn an additional 40% interest, for an aggregate 90% interest, in any water rights granted following the discovery of water near Peñas Blancas (Laguna Verde) in the Maricunga region, northern Chile.  To earn the additional 40% interest, Eton is required to incur an additional 40% (total of 90%) of all expenditures relating to exploration and potential development on the water tenements.  In addition, in the event of approval of water rights by the General Directorate of Water Resources (“DGA”), Eton will assume Atacama Pacific’s obligation to pay Hydro Exploraciones SpA (“Hydro”), an Atacama Pacific affiliate, US$15,000 per litre per second (“l/s”) of DGA approved water rights.  Atacama Pacific will remain obligated to pay Hydro US$15,000 per l/s on its 10% interest.  Regardless of the total amount of DGA approved water acquired, payments to Hydro are capped at US$1 million.  These payments are not applicable to Eton’s original 50% interest in any water rights acquired.  In addition, Eton will pay US$5,000 per month to Hydro from the date of any application for water rights for assisting with securing such water rights.  The aggregate of the monthly payments are deductible from any amount payable to Hydro for water rights acquired. In Q4 2015, the Company was granted a provisional easement over the area covering the water exploration holes.

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the nine months ended September 30, 2016 and 2015 (tabular amounts in 000’s)

5.	Mineral Properties - Acquisition and Mineral Property Costs (Continued)

Land easement

The Company has a lease agreement with the Chilean Government for the surface rights that correspond to its initial mineral rights in the Caspiche area and in Q3 2016 the lease was renewed for a further 10 year period at an annual rate of approximately US$40,000. On June 10, 2013 the Company announced that its application for surface rights at Caspiche had been granted by the Chilean Government; this easement extends this area to cover most of its additional tenements as well as areas that may be required for potential development of a mine at Caspiche. In order to maintain these rights, which are valid for 25 years, the Company is required to make total payments of 158,876 Unidades de Fomento (UF)*, an equivalent of approximately US$6.6 million of which US$3.0 million has been paid to September 30, 2016. Seven annual payments of approximately US$510,000 each remain payable.

* Unidad de Fomento (UF). This is a unit of account used in Chile. The exchange rate between the UF and the Chilean peso is constantly adjusted to inflation so that the value of the UF remains constant.

b)	Mineral Property Costs

The tables below show the Company’s mineral property expenditures for the periods ended
September 30, 2016 and 2015.

	2016
(in thousands)	Generative	Chile	Total
Access, advance royalty and easement payments	$-	$407	$407
Consultants and contractors	-	165	165
Engineering and geological *	173	388	561
Environmental	-	134	134
Field camp	-	185	185
IVA tax	-	18	18
Legal and title	-	305	305
Metallurgical	-	76	76
Office operations	-	145	145
Travel	-	264	264
Wages and benefits *	68	474	542
Mineral property costs	$241	$2,561	$2,802

* Includes share-based compensation as reflected below:

	2016
(in thousands)	Generative	Chile	Total
Engineering and geological	$-	$124	$124
Wages and benefits	28	52	80
Total	$28	$176	$204

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the nine months ended September 30, 2016 and 2015 (tabular amounts in 000’s)

5.	Mineral Properties - Acquisition and Mineral Property Costs (Continued)

b)	Mineral Property Costs
	2015
(in thousands)	Generative	Chile	Total
Access, advance royalty and easement payments	$-	$382	$382
Consultants and contractors	-	340	340
Drilling	-	869	869
Engineering and geological *	248	470	718
Environmental	-	118	118
Field camp	-	302	302
IVA tax	-	368	368
Legal and title	-	352	352
Metallurgical	-	10	10
Office operations	-	148	148
Resource development	-	3	3
Travel	27	244	271
Wages and benefits *	67	769	836
Mineral property costs	$342	$4,375	$4,717

* Includes share-based compensation as reflected below:

	2015
(in thousands)	Chile	Total
Engineering and geological	$219	$219
Wages and benefits	$113	$113
Total	$332	$332

6.	Share Capital

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares.

7.	Stock Option Plan

The Company has adopted an incentive stock option plan (the “Plan”). On May 31, 2013, shareholders approved an amendment reducing the aggregate number of shares of the Company’s capital stock issuable pursuant to options granted under the Plan, such that options granted under the Plan may not exceed 10% of the issued and outstanding shares of the Company at the time of the option grant. The renewal of the amended plan was approved by shareholders on June 7, 2016. At September 30, 2016, the maximum number of options issuable under the Plan was 8,866,025. Options granted under the Plan may have a maximum term of 10 years, but options granted to date have had a life of 5 years.

Unless subsequently amended, the exercise price of options granted under the Plan will not be less than the last closing market price of the Company’s shares immediately preceding the grant date. Options granted under the Plan may be subject to vesting at times as determined by the directors of the Company and the Toronto Stock Exchange.  Stock options usually vest in tranches over a period of 1 to 2 years (50 - 100% per year).

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the nine months ended September 30, 2016 and 2015 (tabular amounts in 000’s)

7.	Stock Option Plan (Continued)

A summary of the changes in share options during the period is as follows:

	September 30, 2016		December 31, 2015
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Options outstanding, beginning of period	7,445,000	$0.53	8,253,000	$1.26
Granted	-	-	7,230,000	0.53
Exercised	(252,500)	0.50	-	-
Cancelled	-	-	(7,252,500)	1.27
Forfeited	-	-	(410,000)	1.27
Expired	-	-	(375,500)	1.27
Options outstanding, end of period	7,192,500	$0.53	7,445,000	$0.53

During 2015, option holders voluntarily surrendered 7,252,500 options and the Company accounted for these as cancellations whereby the unvested balance of the original fair value was immediately expensed in the amount of $nil. Additionally, the Company re-priced 215,000 options which ranged in price from $0.70 to $1.27 to an exercise price of $0.50 per option, recognizing $38,650 in share-based compensation.

During 2015, the Company granted 7,230,000 options at an average exercise price of $0.53. Of the options granted, 1,500,000 were accounted for as a re-pricing from an exercise price of $1.22 to an exercise price of $0.54 resulting in the Company recognizing $138,809 in share-based compensation. The remaining 5,730,000 options were accounted for as a new grant and the Company recognized share-based compensation expense of $1,053,577. Total share-based compensation for the year ended 2015 was $1,231,036.
The following table summarizes information about the stock options outstanding at September 30, 2016:

Outstanding Options				Exercisable Options
Prices ($)	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
0.50	2,652,500	3.95	$0.50	1,988,750	$0.50
0.54	1,750,000	3.91	0.54	1,312,500	0.54
0.56	2,790,000	3.89	0.56	2,092,500	0.56
	7,192,500	3.92	$0.53	5,393,750	$0.53

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the nine months ended September 30, 2016 and 2015 (tabular amounts in 000’s)

7.	Stock Option Plan (Continued)

Share-based Compensation

No options were granted by the Company during the period ended September 30, 2016 (2015 - 7,230,000).

Share-based compensation expense for the three and nine month periods ended September 30 has been allocated as follows:

(in thousands)	Three Months ended September 30		Nine Months ended September 30
	2016	2015	2016	2015
Administration salaries and consulting	$29	$131	$136	$158
Directors’ fees	49	306	247	306
Management fees	7	29	29	29
Mineral property expenditures	43	289	204	332
Total	$128	$755	$616	$825

8.	Related Party Transactions

An amount due from a related party of $6,000 at September 30, 2016 (December 31, 2015 - $18,000) is for the recovery of common expenditures from Rugby Mining Limited (“Rugby”).  The amounts due from related parties are non-interest bearing and are due on demand.

Amounts due to related parties of $74,000 at September 30, 2016 (December 31, 2015 - $20,000) is for management, consulting and exploration fees and for expenses incurred while conducting the Company’s business.  The amounts due to related parties are non-interest bearing and are due on demand.

During the period ended September 30, 2016 a total of $488,000 (2015 - $610,000) was paid or accrued for related party transactions as described below:

a)
Exploration and consulting fees of $105,000 (2015 - $150,000) were paid or accrued to a corporation of which a Co-Chairman of the Company is a principal. As at September 30, 2016, the Company had amounts owing of $8,000 (December 31, 2015 - $5,000) to this company.

b)
Exploration fees of $199,000 (2015 - $196,000) were paid or accrued to a corporation controlled by the Vice-President, Development and Operations. As at September 30, 2016, the Company had amounts owing of $17,000 (December 31, 2015 - $13,000) to this company.

c)
Management fees of $53,000 (2015 - $76,000) were paid to a corporation controlled by a Co-Chairman of the Company. As at September 30, 2016, the Company had amounts owing of $34,000 (December 31, 2015 - $Nil) to this company.

d)
Management fees of $131,000 (2015 - $188,000) were paid or accrued to a corporation controlled by the Chief Financial Officer of the Company. As at September 30, 2016, the Company had amounts owing of $15,000 (December 31, 2015 - $2,000) to this company.

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the nine months ended September 30, 2016 and 2015 (tabular amounts in 000’s)

9.	Executive Compensation

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly.  Key management personnel of the Company include executive officers and the board of directors.

The following compensation has been provided to key management personnel for the nine month periods ended September 30:

(in thousands)	2016	2015
Compensation - cash	$552	$789
Share-based payments	388	536
Total	$940	$1,325

10.          Expenses by Nature

General and administration expense for the three and nine month periods ended September 30 is made up of the following:

(in thousands)	Three Months ended September 30		Nine Months ended September 30
	2016	2015	2016	2015
Bank charges	$2	$2	$6	$6
Office	50	53	156	159
Rent	39	45	115	133
Telecommunications	5	7	17	18
Transfer agent	-	1	3	8
Travel and promotion	11	15	101	35
Total	$107	$123	$398	$359

11.	Contractual Obligations

The Company leases offices in Canada and Chile and has land easement payments and advance royalty obligations related to its properties.  Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant.  Other financial commitments are summarized in the table below:

Payments Due by Year (in thousands)	Total	2016	2017 – 2018	2019 – 2020	2021 - 2026
Advance royalty payments*	$7,871	$-	$656	$656	$6,559
Land easement payments**	4,612	669	1,338	1,338	1,267
Office and equipment leases	213	89	124	-	-
Property access agreements	553	53	105	105	290
Total	$13,249	$811	$2,223	$2,099	$8,116

* Obligation in US dollars converted to Canadian dollars at the closing rate of the reporting period (1 USD = 1.3117 CAD).
** Obligation in Unidad de Fomento (UF). This value is converted to Canadian dollars at the closing rate of the reporting period (1 UF = 26,224.30 CHP).

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the nine months ended September 30, 2016 and 2015 (tabular amounts in 000’s)

12.	Segmented Information

The Company’s activities are all in the one reportable operating segment - mineral property acquisition, expenditures and development.  The following provides required disclosures on a geographic basis:

As at September 30, 2016 (in thousands)	Canada	Chile	Total
Cash and cash equivalents	$18,620	$114	$18,734
Amounts receivable and prepaid expenses	107	14	121
Due from related parties	6	-	6
Other financial assets	123	-	123
Property and equipment	4	40	44
	18,860	168	19,028
Current Liabilities	(228)	(120)	(348)
	$18,632	$48	$18,680
Three months ended September 30, 2016
Mineral property expenditures	$76	$708	$784
Net loss	$393	$790	$1,183
Nine months ended September 30, 2016
Mineral property expenditures	$241	$2,561	$2,802
Net loss	$1,549	$2,828	$4,377

As at December 31, 2015 (in thousands)	Canada	Chile	Total
Cash and cash equivalents	$22,268	$40	$22,308
Amounts receivable and prepaid expenses	79	53	132
Due from related parties	18	-	18
Other financial assets	26	-	26
Property and equipment	7	52	59
	22,398	145	22,543
Current liabilities	(193)	(138)	(331)
	$22,205	$7	$22,212
Three months ended September 30, 2015
Mineral property expenditures	$218	$867	$1,085
Net loss	$716	$1,089	$1,805
Nine months ended September 30, 2015
Mineral property expenditures	$342	$4,375	$4,673
Net loss	$1,808	$4,716	$6,524